Exhibit 99.2

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED PRO-FORMA BALANCE SHEETS (U.S. GAAP)

(Shareholders Equity and Cash reflect the post September 30, 2003 Private Placements on a pro-forma basis)

	September 30, 2003
	U.S. dollars in thousands
	As reported	Adjustments	Pro-Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,740	$3,840	$6,580
Restricted cash	—		—
Trade receivables	1,131		1,131
Other receivables and prepaid expenses	615		615

Total current assets	4,486	3,840	8,326

SEVERANCE PAY FUND	600		600

PROPERTY AND EQUIPMENT, NET	766		766

INTANGIBLE ASSETS, NET	2,857		2,857

	$8,709		$12,549

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED PRO-FORMA BALANCE SHEETS (U.S. GAAP)
(Shareholders Equity and Cash Include the November 2003 Private Placement on a pro-forma basis)

	September 30, 2003
	U.S. dollars in thousands
	As reported	Adjustments	Pro-Forma
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$817		$817
Current maturities on long-term loan	800		800
Trade payables	798		798
Deferred revenues	1,676		1,676
Other payables and accrued expenses	2,883		2,883

Total current liabilities	6,974		6,974

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	1,600		1,600
Accrued severance pay	1,024		1,024

Total long-term liabilities	2,624		2,624

SHAREHOLDERS’ EQUITY:
Share capital	734	362	1,096
Additional paid-in capital	101,890	3,478	105,368
Accumulated other comprehensive loss	(348)		(348)
Accumulated deficit	(103,165)		(103,165)

Total shareholders’ equity	(889)	3,840	2,951

	$8,709		$12,549